EXHIBIT 99.B3

June 25, 1998

The Board of Directors of PriCellular Corporation, the Board of Directors of PriCellular Wireless Corporation and the Board of Directors of American Cellular Corporation

And

To each of the Lenders party to the Credit Agreement (as defined below) and TD Securities (USA) Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Arrangers; Toronto Dominion (Texas), Inc., as Administrative Agent; Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent; and Bank of America National Trust and Savings Association and Nationsbank of Texas, N.A., as Co-Documentation Agents for the Lenders

Ladies and Gentlemen:

This letter is being provided by Valuation Research Corporation ("Valuation") reporting the performance of certain limited procedures at the request of the Arrangers and the Boards of Directors of PriCellular Corporation ("PriCellular"), PriCellular Wireless Corporation ("PriCellular Wireless") and American Cellular Corporation ("ACC"). This opinion (the "Opinion") was prepared to (i) assist the Boards of Directors of PriCellular, PriCellular Wireless and ACC in addressing the capital impairment provisions under Sections 154 and 160 of the Delaware General Corporation Law ("GCL"), and (ii) assist the Borrower with complying with conditions precedent to Loans under Section 7.01 (i) (7) of the Credit Agreement (the "Credit Agreeement") dated as of June 25, 1998 (the "Closing Date") among American Cellular Wireless LLC (to be merged with PriCellular Wireless), as Borrower; ACC (to be merged with and into PriCellular), as Guarantor; the other Guarantors; the Lenders; Arrangers; Administrative Agent; Syndication Agent; and Co-Documentation Agents. Capitalized terms defined in the Credit Agreement are used herein as defined therein unless otherwise defined herein.

It is our understanding that (i) ACC has been formed by Spectrum Equity Investors II, L.P. and its affiliates ("Spectrum") and Providence Equity Partners L.P., and its affiliates ("Providence") and other investors (together with Spectrum and Providence, the "Investors") for the purpose of effecting the acquisition (the"Acquisition") of PriCellular pursuant to an agreement and plan of merger (the "Merger Agreement"); (ii) pursuant to the Merger Agreement, ACC will merge (the "Merger") with and into PriCellular, with PriCellular as the surviving corporation; (iii) upon consummation of the Merger, each share of common stock of PriCellular (other than shares held by PriCellular as treasury stock in or by ACC and its subsidiaries) will be converted into the right to receive $14 per share (not including appraisal rights) in cash; and (iv) the total purchase price for the equity (the "Stock Repurchase") of PriCellular will not exceed $820 million for all shares (including appraisal rights).

In connection with the consummation of the Acquisition, (a) the Investors will purchase for cash at or prior to the time of consummation of the Merger from ACC common equity in an aggregate amount of $25 million and preferred stock (the "New Preferred") in an aggregate amount of $325 million (the "Equity Refinancing") and (b) ACC has raised gross proceeds of $282.8 million (the "Senior Note Financing") in the form of 10 1/2 % senior notes (the "Senior Notes"). The Senior Notes were priced on May 6, 1998 at 99.24 % to investors and netted $274.3 million for ACC after the Initial Purchasers's Discount of approximately $8.6 million. At the Closing of the Merger, ACC will purchase Government Securities (the "Pledged Securities"), representing funds sufficient to pay the first six scheduled payments of interest on the Senior Notes.

Also, in connection with the Merger, PriCellular Wireless (to be merged with and into American Cellular Wireless LLC ("American Wireless") immediately after the Merger) a wholly owned subsidiary of ACC has entered into the Credit Agreement. The Credit Agreement provides for (i) three Term Loan Facilities in an aggregate principal amount of $850 million and (ii) Revolving Credit Loans in an aggregate principal amount of $150 million. A portion of the Revolving Credit Facility will be available as a Letter of Credit subfacility. In connection with the consummation of the Acquisition, American Wireless will pay a cash dividend in an aggregate amount expected not to exceed $260 million (the "Dividend") to ACC at the time of consummation of the Merger.

In connection with the Merger, we assume that American Wireless will acquire and/or defease all of the 10-3/4% Senior Notes due 2004, the 12-1/4% Senior Subordinated Discount Notes due 2003 and the 14% Senior Subordinated Discount notes due 2001 of PriCellular Wireless (collectively the "Existing Notes"). We also assume that the 10 3/4 % Senior Subordinated Convertible Discount Notes due 2004 of PriCellular will be converted into common stock on or about the effective time of the Merger.

The Acquisition, the Merger, the Stock Repurchase, the Senior Note Financing, the Equity Financing, the repayment of the Existing Notes (the "Note Tender" including the defeasance of all remaining Existing Notes) and the entering into and borrowings under the Credit Facilities by the parties herein described are herein referred to as the "Transactions".

Upon consummation of the Transactions, ACC's primary asset will be its investment in American Wireless. As a result ACC and American Wireless will be in the same business (the "Business") in which PriCellular and PriCellular Wireless were previously engaged. The Business is that of operating an independent rural cellular telephone system through the ownership and operation of FCC-licensed non-wireline cellular telephone systems in rural areas of the Midwestern and Eastern portions of the United States under the CELLULARONE service mark.

Contemporaneous or forward looking references used in this opinion will refer to ACC or American Wireless, the new entity operated by the management group headed by Brian McTernan, John Fujii and James J. Walter, Jr. References to past operations or historical financial information will be to PriCellular or PriCellular Wireless (prior to its merger with and into American Wireless).

Pursuant to our understanding of the above, Valuation has been asked to provide its Opinion as of June 25, 1998 (the "Closing Date") with respect to ACC and American Wireless both prior to and immediately after and giving effect to the consummation of the Transactions (defined below), as described above:

         (a) The Fair Market Value of the aggregate assets of each of ACC and American Wireless exceeds and will exceed its respective Debts and other liabilities, contingent or otherwise (including, without limitation, the New Financing, the Stated Liabilities, and the Identified Contingent Liabilities, all as defined below) by an amount at least equal to its Stated Capital;

         (b) The Present Fair Saleable Value and Fair Value of the aggregate assets of each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis, exceeds and will exceed the amount that is or will be required to pay the probable liability on their respective Debts and other liabilities contingent or otherwise (including, without limitation, the New Financing, the Stated Liabilities, and the Identified Contingent Liabilities) as such Debts and other liabilities become absolute and matured;

Each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis are and will be able to pay their respective Debts and other liabilities (including, without limitation, the New Financing, the Stated Liabilities, and the Identified Contingent Liabilities) as such Debts become absolute and matured; and

         (d) Each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis will not have Unreasonably Small Capital with which to conduct the Business in which they are engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

The Opinion rendered is with respect to each of ACC and its subsidiaries on a consolidated basis as a going concern and American Wireless and its subsidiaries on a consolidated basis as a going concern. In the course of preparing this Opinion, nothing has come to our attention that causes us to believe that ACC and American Wireless (individually and on a consolidated basis) would not be viewed as a going concern. For the purposes of this Opinion, the following terms are defined:

         (a)      Fair Market Value and Fair Value

                  The amount at which the aggregate assets of each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

         (b)      Present Fair Saleable Value

                  The aggregate amount that may be realized by an independent willing seller from an independent willing buyer if a company's assets are sold with reasonable promptness in an arm's-length transaction under present conditions for the sale of assets of comparable business enterprises in an existing and not theoretical market.

         (c)      Stated Liabilities

                  The recorded liabilities of each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis as well as any assumed liabilities related to the Transactions, determined in accordance with generally accepted accounting principles ("GAAP") consistently applied as set forth in the consolidated pro forma balance sheet (the "Pro Forma Balance Sheet"), at the Closing Date all of which information has been provided to us by officers of ACC and American Wireless responsible for financial and accounting matters. The Pro Forma Balance Sheet was based in part on ACC's Pro Forma balance sheet as of December 31, 1997, as reported on page 25 of the Senior Notes Offering Memorandum, adjusted based on PriCellular's March 31, 1998 balance sheet, which has been further adjusted for changes in cash levels and debt levels which have occurred since March 31, 1998. In addition, we have received representations from management of the Borrower that there have been no material adverse changes to the financial position of the Borrower since March 31, 1998.

         (d)      New Financing

                  The estimated amount of total indebtedness that would be incurred, assumed or guaranteed by ACC through the issuance of the Senior Notes and borrowings under the Credit Facility incurred by American Wireless and guaranteed by ACC.

         (e)      Identified Contingent Liabilities

                  The maximum reasonably estimated liabilities that may result from pending litigation, asserted claims and assessments, guaranties, environmental conditions, uninsured risks, and other contingent liabilities as identified and explained to us in terms of their nature and estimated dollar magnitude by Management. We do not give any opinion as to whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standards No. 5.

         (f)      Unreasonably Small Capital

                  The ability of each of ACC and its subsidiaries on a consolidated basis, and American Wireless and its subsidiaries on a consolidated basis, after giving effect to the incurrence of the New Financing and after consummation of the Transactions to continue as a going concern and not lack sufficient capital for the needs and anticipated needs of the Business, including Identified Contingent Liabilities, without substantial unplanned disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions.

         (g)      Debt

                  Debt means liability on a claim and "claim" means (x) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent secured, disputed or undisputed or
(y) right to an equitable remedy for breach of performance if such breach gives rise to any such right to payment.

         (h) "Stated Capital" means, in the case of each of ACC and American Wireless, "capital" as defined in and computed in accordance with Sections 154 and 244 of the General Corporation Law of the State of Delaware, i.e., the aggregate amount represented by the aggregate par value of the outstanding shares of capital stock of each of ACC and American Wireless, plus any amounts assigned or transferred to the capital of ACC and American Wireless, and minus any reduction to the capital of ACC and American Wireless, by action of its board of directors.

We believe the foregoing definitions are reasonable and appropriate for purposes of rendering the Opinion, and we believe that the methodologies we use in our analysis are appropriate for determining the Fair Market Value, Fair Value and Present Fair Saleable Value (as defined herein) of the assets of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis. Based on our inquiry, we believe it is appropriate for us to value both ACC and American Wireless as going concerns as part of our analysis relating to this Opinion.

In expressing its Opinion, Valuation has relied on information and analyses furnished by and/or discussions held with Management, and its accountants, which information and analyses Valuation has reviewed and which has been the subject of discussion and inquiry. Valuation does not assume any responsibility for the sufficiency and accuracy of the information. Nothing has come to Valuation's attention in the course of its engagement which would lead it to believe that any such information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the Transactions, the financial condition of the Company basis and their past and future operations. All items subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles ("GAAP") have been relied upon without review, check, or verification, and nothing has come to our attention that would cause us to believe the information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Valuation has performed certain analyses, studies, and investigations more fully described herein in support of its Opinion. Further, the Opinion expressed herein is subject to the General Limiting Conditions and Assumptions attached hereto as Exhibit A.

Valuation has reviewed available financial statements of the Business in addition to background data and material considered appropriate to the Opinion expressed. Such areas of investigation include but are not limited to:

         * The audited financial statements for PriCellular for the years ended December 31, 1995, December 31, 1996 and December 31, 1997.

         * The unaudited financial statements for the PriCellular for the quarters ended March 31, 1997 and March 31, 1998.

         * Management reports containing information on the monthly cash flow, market penetration, churn, activations and roaming minutes for the fourteen months ended February 28, 1998.

         * Financial information prepared by ACC relative to the operation of the four clusters for the year ended December 31, 1997 and projections through 2007.

         *        ACC's forecast for 1998-2007 (the "Forecast").

         * Overview of the industry in which ACC and American Wireless operate, including an analysis of companies engaged in similar lines of business and a review of acquisitions of companies engaged in similar lines of business.

         * Inquiries of Management as to the impact of future trends on its business and its industry including expected demand for their services; capacity; new product introductions; possible acquisitions, estimated future levels of working capital and capital expenditures; competitive conditions and advantages; technology, strategic positioning; and key actions to be taken in the near term, among other factors.

         * Business data and information made available to Valuation, including historical and pro forma financial statements.

         * The Offering Memorandum dated May 6, 1998 for the $285,000,000 Senior Notes due 2008 (the "Senior Notes Offering").

         *        The Merger Agreement.

         *        Review of the Credit Agreement.

         * Review of the ACC Certificates of Incorporation as amended and the Certificate of Formation of American Wireless.

         *        The Schedule 14-C Definitive Information Statement dated May
28, 1998.

         * Inquiries of members of Management who have responsibility for legal, financial, and accounting matters as to the existence, nature, and magnitude of Identified Contingent Liabilities. Because the Identified Contingent Liabilities are estimates of Management, we express no opinion as to the completeness or propriety of such items. However, after discussion with Management with respect thereto, and based on our experience in reviewing such liabilities, nothing has come to our attention in the course of our review which would suggest that any such information is incorrect in any material respect or unreasonable for Valuation to utilize.

For purposes of this Opinion, Valuation has assumed that there will be no material change in any documents in Valuation's possession on the Closing Date.

Valuation has discussed financial and operating matters of ACC and American Wireless with Management and their advisors. Valuation has reviewed the Forecasts of earnings, income, cash flows, and balance sheets prepared by Management and discussed such Forecasts with Management. This review included, but was not limited to, discussions of basic assumptions made in the preparation of the forecasts relating to the type of business; key markets; economic conditions; reinvestment requirements; product and service development; profitability, marketing and distribution; technology and strategic positioning. We consider such forecasts to be reasonable and attainable in light of current and near term economic expectations and nothing has come to our attention that would cause us to believe the basic assumptions used in the forecasts are unreasonable. We believe that the review we have conducted and the analyses and procedures undertaken are those generally considered appropriate for expressing the Opinion herein.

Based on the foregoing review, procedures and analyses, we express the following Opinion as of the Closing Date, that both prior to and immediately after and giving effect to the consummation of the Transactions, all predicated on the General Limiting Conditions and Assumptions set forth in Exhibit A:

(a) The Fair Market Value of the aggregate assets of each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis exceeds and will exceed its respective Debts and other liabilities, contingent or otherwise (including, without limitation, the New Financing, the Stated Liabilities, and the Identified Contingent Liabilities) by an amount at least equal to its Stated Capital;

The Present Fair Saleable Value and Fair Value of the aggregate assets of each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis, will exceed the amount that is or will be required to pay the probable liability on their respective Debts and other liabilities contingent or otherwise (including, without limitation, the New Financing, the Stated Liabilities, and the Identified Contingent Liabilities) as such Debts and other liabilities become absolute and matured;

(c) Each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis are and will be able to pay their respective Debts and other liabilities (including, without limitation, the New Financing, the Stated Liabilities, and the Identified Contingent Liabilities) as such Debts become absolute and matured; and

Each of ACC and its subsidiaries on a consolidated basis and American Wireless and its subsidiaries on a consolidated basis will not have Unreasonably Small Capital with which to conduct the Business in which they are engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

This letter is solely for the information of and assistance to the parties to whom it is addressed for matters in connection with the Transactions and New Financing, except as set forth in the General Limiting Conditions and Assumptions and except that copies hereof may be delivered to and relied upon by the Boards of Directors of PriCellular and ACC and the Banks under the Credit Agreement. Any other use is expressly prohibited and neither this letter nor any of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the prior review and written consent of Valuation, which will not be unreasonably withheld, except that PriCellular and ACC may file or furnish this Opinion in connection with the Information Statement and the
Schedule 13 E-3.

The above limitations do not apply to related parties whom you believe have a legitimate business interest in receiving such copies, including counsel, potential and future participating lenders, courts, administrative agencies, and other appropriate parties. However, in such instances, this Opinion must be provided to such parties in its entirety. The term "related parties" shall not exclude participants and assignees of the Lenders, regulators, additional lenders, successors, or appropriate parties involved in litigation or court proceedings involving the Transactions or under other similar circumstances.

Valuation has no responsibility to update the opinion stated herein for events and circumstances occurring after the date of this letter.

Respectfully submitted,

VALUATION RESEARCH CORPORATION




Engagement Number:  04-2923-00



         EXHIBIT A

         GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained herein. Valuation has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have any material financial interest in ACC, American Wireless or their subsidiaries.

Neither Valuation, nor its agents or employees, assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible.

Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with by each relevant party other than Valuation unless express written noncompliance is brought to the attention of Valuation and is stated and defined by those relied on by Valuation.

Valuation has relied on certain information furnished by others, including but not limited to ACC and American Wireless, without verification, other than the procedures specified in Valuation's letter attached hereto. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information. The information relied upon generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited and unaudited financial statements; and Management analyses and forecasts.

Where there may be real property involved in the Transactions, unless specifically stated, Valuation has not made a land survey of the property, but has relied on information furnished by ACC and American Wireless. It is assumed that there are no hidden or inapparent conditions of the property, subsoil, or structures thereon that render it more or less valuable except as disclosed in environmental reports. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

Valuation assumes in the case of leases of real and other property that the Transactions will not trigger any renegotiations of such leases to market rates based upon the change in the financial condition of ACC and American Wireless arising out of the Transactions that would, in the aggregate, be material to ACC and American Wireless. In connection with this matter, we have no reason to believe that there will be any material adverse effect on ACC and American Wireless arising from the consummation of the Transactions.

Valuation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Valuation does not conduct or provide environmental assessments and has not performed one for ACC or American Wireless

Valuation has asked Management whether it is subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability). Valuation has not determined independently whether ACC or American Wireless are subject to any such liabilities, nor the scope of any such liabilities. Valuation's opinion takes no such liabilities into account except as they have been reported expressly to Valuation by ACC or American Wireless, or by an environmental consultant working for ACC or American Wireless, or in the Environmental Assessment and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. To the extent such information has been reported to us, Valuation has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

We have not made a specific compliance survey or analysis of the subject properties to determine whether they are subject to or in compliance with the Americans with Disability Act of 1990 (ADA) and this opinion does not consider the impact, if any, of non-compliance in estimating the value of the properties.

In some instances, public information and statistical information have been obtained from sources Valuation reasonably believes to be reliable. These sources include annual reports to shareholders, the Form 10K's and Form 10Q's filed with the Securities and Exchange Commission of companies reviewed within the various industries in which the Company operates, Infovest, Value Line Investment Survey, Standard & Poor's Industry Surveys; Paul Kagan Associates; however, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification.

The Opinion of Valuation does not represent an assurance, guarantee, or warranty that ACC and American Wireless and their respective subsidiaries will meet all of their obligations under the Senior Notes or the Credit Agreement.

Valuation has analyzed and reviewed the Transactions and provided the Opinion for capital impairment and solvency purposes only and for no other purpose. Valuation's Opinion is in no way given as an indication of the fairness of the Transactions to any shareholder of ACC or American Wireless or their respective subsidiaries or any equity participant in the Transactions.

Any further consultation, testimony, attendance or research in reference to the present engagement beyond the Opinion expressed herein as of the date of valuation are subject to agreement by Valuation in specific written arrangements between the parties.

No representation is made herein as to the legal sufficiency of the above definitions (term definitions contained in the body of the Opinion) for any purpose; such definitions are used solely for setting forth the scope of this Opinion and Valuation believes such definitions to be reasonable for the purposes of rendering this Opinion.

The Opinion of Fair Value, Present Fair Saleable Value and Fair Market Value of the assets expressed by Valuation results from the development and analysis of several valuation indications arrived at through the use of accepted valuation procedures as practiced in the valuation industry. These procedures included the Income Approach and the Market Approach, described below, which we believe to be procedures appropriate to express the Opinion herein.

The Income Approach utilized cash flow projections discounted to a present value. The discount rates selected were based on risk and return requirements deemed appropriate by Valuation, given the facts and circumstances surrounding the Transactions. The discount rates utilized in our analysis considered the Company's and industry weighted average cost of capital, the rates of returns on alternative investments and the specific risk inherent in the investment under consideration.

The Market Approach is a valuation technique in which the estimated market value is based on market prices in actual transactions. The technique consists of undertaking a detailed market analysis of publicly-traded companies and acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity (such companies are referred to as "Guideline Companies"). Valuation ratios derived from the guideline companies are then selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth, markets, profitability, and other factors. The companies reviewed were all in the business of operating wireless telephone systems. Additionally, historical acquisitions of companies in related industries were reviewed.

In considering each of ACC and its Subsidiaries' and American Wireless and its Subsidiaries ability to repay debts as they mature, we performed sensitivity analysis on the projections varying sales growth rates, profit margins and interest rates.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on the date of this letter. While various judgments and estimates which we consider reasonable and appropriate under the circumstances were made by us in the determination of value, no assurance can be given by us that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the Fair Value, Present Fair Saleable Value or Fair Market Value concluded in our analysis.

Material changes in the industry or in market conditions which might affect each of ACC and its Subsidiaries and American Wireless and its Subsidiaries from and after the effective date of the proposed Transactions and which are not reasonably foreseeable are not taken into account.

The management of each of ACC and its Subsidiaries and American Wireless and its Subsidiaries has represented to VRC that they have no material Identified Contingent Liabilities.

It has been represented to VRC that the only borrowings outstanding on the Closing Date under the Credit Agreement will be $850.0 million of Term Loans and there will be $72.3 million outstanding under the Revolving Loans.

VRC has assumed that the Borrower and its Subsidiaries will not make any acquisitions during the projection period.

With respect to American Wireless and its Subsidiaries' ability to repay debts as they mature, VRC has assumed that all of the Excess Cash Flow is applied to the repayment of any outstanding obligations incurred under the Credit Agreement except as otherwise indicated in the Forecasts.

The Company's forecast indicates that ACC may not have sufficient cash flow from operations to repay all of the amounts due under the Senior Notes at their maturity date. Although it is not unreasonable to expect that ACC will be able to refinance this debt based on the projected capital structure, there can be no assurance that any such refinancing will be effected. We have assumed that ACC will repay the Senior Notes by refinancing a portion of them, raising equity through either a private placement or initial public offering of ACC or American Wireless, or issuing new debt. We believe that it is not unreasonable to make this assumption given (i) the projected capital structure, (ii) the fact that all of the Term Loans and Revolving Loans will have been repaid by this date,
(iii) the Company's projected operating cash flow would be sufficient to support a loan large enough to repay the Senior Notes.

VALUATION RESEARCH CORPORATION